SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: June 30, 2005

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Form 6-K consists of the following media release, which appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 8500 www.ubs.com 30 June 2005

Media release

UBS to integrate wealth management units, launch new alternative investment management business

UBS today announces the integration of its two wealth management businesses, under the leadership of Marcel Rohner. Mark Sutton to become Chairman and CEO, Americas. Raoul Weil to join Group Executive Board.

UBS also announces the launch of a new alternative investment management business, Dillon Read Capital Management, under the leadership of John Costas as CEO. Huw Jenkins to become CEO, Investment Bank and join Group Executive Board.

UBS today announces the integration of its two wealth management units. UBS’s US, Swiss and international wealth management businesses, as well as its Swiss corporate and retail banking unit will be brought together in one Business Group titled Global Wealth Management & Business Banking under Chairman and CEO Marcel Rohner.

While the relationships between advisors and their clients will not be in any way altered, UBS expects to benefit from economies of scale in bringing together functions supporting the advisors. The move will accelerate UBS’s progress towards a consistent wealth management offering across the globe, and will make it even easier to fulfil clients’ individual needs with sophisticated products and services from across UBS.

Raoul Weil, head of UBS’s wealth management business serving international clients, will join UBS’s Group Executive Board from 1 July 2005.

UBS’s highly successful municipal finance unit, currently located within the Wealth Management USA business, will be transferred to the Investment Bank’s Fixed Income, Rates and Currencies area.

Robert Silver, currently President and Chief Operating Officer of the Wealth Management USA business, will oversee the integration of the wealth management units.

Media Relations 30 June 2005 Page 2 of 8

Peter Wuffli, Chief Executive Officer, comments, “UBS acts as one firm, committed to deploying the powerful global resources of a 68,000-strong organization to the benefit of every one of our clients. We also integrate similar functions where it makes sense. We have a strong track record of benefiting from an integrated approach — the combination we are announcing today is the right next step made at the right time. Our US wealth management business has made huge progress under the leadership of Mark Sutton since PaineWebber joined UBS, growing market share, productivity, and profitability. That success has paved the way for this logical next move.”

Mark Sutton, currently Chairman and CEO of the Wealth Management USA business will be appointed to the new position of Chairman and CEO, Americas, responsible in the region for accelerating the development of UBS’s client base and integrating the work of UBS’s businesses. He will report directly to Peter Wuffli, Chief Executive Officer.

He comments, “We can be proud of the achievements of the US wealth management business in the five years it has been with UBS. Now we can best continue that development by combining with the rest of UBS’s global wealth management business. UBS has made a significant impact here in recent years across the wealth management, asset management, investment banking and securities businesses, and that growth will continue.”

All changes affecting the wealth management units and municipal finance business will be effective from 1 July 2005. Transparency over the performance of the US wealth management business will be retained.

UBS also announces the formation of a new alternative investment management business, Dillon Read Capital Management. John Costas, currently Chairman and CEO of UBS’s Investment Bank, will lead this business as CEO. Dillon Read Capital Management will form part of UBS’s Global Asset Management business led by Chairman and CEO John Fraser. John Costas will leave UBS’s Group Executive Board at the end of 2005. He will remain as non-executive Chairman of its Investment Bank.

This new initiative will see UBS’s Principal Finance and Commercial Real Estate trading businesses move from the Fixed Income, Rates and Currencies area of its Investment Bank to form the core of the new unit within the Global Asset Management business. Approximately 120 staff will transfer, mainly based in New York. Subsequently, the trading strategies managed by the team will be opened up to co-investment from sophisticated, principally institutional clients, and will be supplemented by further new offerings.

In this way UBS will build a new stream of investment management fees from what has until now been a purely in-house trading activity. UBS will retain its current direct investment in the relevant trading portfolios, with any incremental future investments subject to UBS’s usual risk management processes. This new business is similar in concept to other highly successful alternative asset

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management units within UBS, based on trading strategies developed within UBS’s Investment Bank.

Huw Jenkins, currently head of the Equities business, will succeed John Costas as CEO of UBS’s Investment Bank, based in London. He will become a member of the Group Executive Board from 1 July 2005. Prior to running UBS’s world-leading equities business, Huw Jenkins built its US equities franchise into a significant market force.

Dillon Read Capital Management will be launched on or around 1 January 2006. All management changes concerning UBS’s Investment Bank are effective 1 July 2005.

John Costas comments, “I am terrifically excited to have this entrepreneurial opportunity to build a new business within UBS. Investors have huge appetite for alternative investment products backed up by the quality assurance of a global financial leader – we can fulfill that demand. I am proud of what we have achieved in building UBS’s Investment Bank into a world leader, and am confident that Huw can build on our current momentum.”

Peter Wuffli added, “John Costas’s track record at the helm of our Investment Bank speaks for itself. He has led the business into the top global bracket through a perfectly planned and executed program of organic growth. His decision to build a new business within UBS is an exciting prospect for all of us.”

UBS

Media Relations 30 June 2005 Page 4 of 8

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with 39% of its employees working in the Americas, 38% in Switzerland, 16% in Europe and 7% in the Asia Pacific time zone. UBS’s financial businesses employ more than 68,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 30 June 2005 Page 5 of 8

Annex 1: New appointments within the Global Wealth Management Business Group

Marten Hoekstra, currently Head of Market Strategy and Development, Wealth Management & Business Banking will be appointed Head of Wealth Management USA.

Tom Naratil, currently Director of Banking and Transactional Solutions, Wealth Management USA will be appointed Head of Market Strategy and Development.

Jamie Price, currently Director of Investment and Marketing Solutions, Wealth Management USA will be appointed Head of Products and Services, USA

Annex 2: New appointments within the Global Asset Management Business Group

Mike Hutchins, currently Global Head of Fixed Income, Rates and Currencies, Investment Bank will be appointed President, Dillon Read Capital Management.

Annex 3: New appointments within the Investment Bank

Daniel Coleman, currently Head of Equities, Americas and John Wall, currently Global Head of Equity Trading will be appointed Joint Global Heads of Equities.

Simon Bunce, currently President and CEO, UBS Securities Japan Limited will be appointed Global Head of Fixed Income and Rates.

Ken Moelis, currently Joint Global Head of Investment Banking will additionally be appointed President, Investment Bank.

Annex 4: Key facts Global Wealth Management

Global Wealth Management1 proforma figures for 2004 or as at 31 December 2004:

Income	CHF/USD	18/15.8	bn
Performance before tax	CHF/USD	6.2/5.4	bn
Invested assets	CHF/USD	1.6/1.4	trn
Net new money	CHF/USD	62/54.4	bn
Client advisors	11,263

[1]	Wealth Management USA includes revenue and pre-tax profit from the municipal business which will move into the Investment Bank effective 1 January, 2006. Muni revenues were CHF 372m in 2004, and CHF 462m in 2003

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Annex 5: CVs

Simon Bunce
Simon Bunce was appointed as President and Chief Executive Officer for UBS Securities Japan Limited in September 2003. In January 2005, he joined the UBS IB Management Committee. Bunce joined SBC in 1989 in a derivatives and debt capital markets marketing role. In 1992, he was appointed Head of Sales, Fixed Income Europe. In 1995, he moved to New York to become Head of Sales in the US. In 1999, he returned to London as Head of Sales, Trading and Research for Credit Fixed Income Europe and Asia. He was born in 1963 and is a UK citizen.

Daniel Coleman
Daniel B. Coleman is Head of Equities for the Americas at the Investment Bank. He is a member of the firm’s Equities Management Committee, the Americas Management Committee, and the U.S. Equities Operating Committee. Coleman serves on the UBS Investment Bank Board and the Board of Directors for The Options Clearing Corporation and is also the Chair of the UBS Cash Managing Board. Coleman has been with UBS Investment Bank and its predecessor firms for 19 years as Head of US Equities Trading, Head of Convertible Trading, Risk Manager for the Equity Derivatives desk and Equity & Index Derivative Market Maker and Specialist where he began his career with O’Connor & Associates in 1986. He was born in 1964 and is a US citizen.

John P. Costas
Before becoming CEO of UBS Investment Bank in December 2001, Chairman in September 2002 and Deputy Group CEO in May 2004, John P. Costas was the President and Chief Operating Officer of UBS Warburg. He served from 1996 to 1997 as Head of US Fixed Income and Derivatives at UBS, becoming Global Head of Fixed Income at Warburg Dillon Read in 1998. In 1999, he also took over the position of Chief Operating Officer for UBS Warburg, and became a member of the Group Managing Board. Before joining UBS in 1996, Mr Costas worked at Credit Suisse First Boston as Co-Head of Global Fixed Income. John Costas was born in 1957. He is a US citizen.

John A. Fraser
John A. Fraser has been Chairman and CEO of UBS Global Asset Management since 2001. Before his appointment to this role, he served as President and COO of UBS Global Asset Management. Mr. Fraser joined the Group in Australia in 1993 and was named Head of Asia Pacific for the Business Group in 1999. Before joining UBS, Mr. Fraser was Deputy Secretary (Economic) of the Australian Treasury. Between 1973 and 1993, he held various positions in the Australian Treasury, including international postings at the IMF and Minister (Economic) at the Australian Embassy in Washington DC. He was born in 1951 and is an Australian citizen.

Marten Hoekstra
 Marten Hoekstra is Head of Market Strategy and Development, Wealth Management & Business Banking Group of UBS AG. He is a member of the Executive Committee of Wealth Management & Business Banking and a member

Media Relations 30 June 2005 Page 7 of 8

of the Group Managing Board. He joined UBS in 2000, when the bank acquired PaineWebber, his employer of the prior 17 years. He was born 1961 and is US citizen.

Mike Hutchins
Mike Hutchins is a Managing Director and Global Head of Fixed Income, Rates and Currencies. He joined UBS in 1996 as Managing Director and Head of Global Financing. In 1998 he was appointed Global Head of Principal Finance & Credit Arbitrage, which he ran until February 2002. Prior to joining UBS, he worked at Salomon Brothers for 10 years, most recently as head of Debt Capital Markets. Hutchins was born in 1955 and is a US citizen.

Huw Jenkins
Huw Jenkins was promoted to Global Head of Equities and joined the Investment Bank Executive Committee in August 2004. Jenkins is also a member of the UBS Investment Bank Board. Jenkins joined the firm in 1996 as Head of Asian Equities. In 1997 he was appointed Co-Head of Asia Pacific Equities and in 1998 Head of Asia Pacific Equities. In 1999, he became Co-Head of US Equities and in 2000 chaired the UBS Warburg Private Clients Business Committee in the US. In the same year, he was appointed Head of Equities for the Americas. Jenkins was born 1958 and is a UK citizen.

Ken Moelis
Ken Moelis is Joint Global Head of Investment Banking and a member of the UBS Group Managing Board. He was appointed to his current position in April 2004. Moelis joined the firm in February 2001. Prior to this he was Co-Head of Investment Banking for the Americas at Credit Suisse First Boston. Previously, Moelis was Head of Corporate Finance at Donaldson Lufkin & Jenrette (DLJ) where he worked for 10 years after spending ten years at Drexel Burnham Lambert. He was born 1958 and is a US citizen.

Tom Naratil
Tom Naratil was appointed Director of Banking and Transactional Solutions, Wealth Management USA, in 2002 and joined the Group Managing Board in the same year. Naratil joined PaineWebber, Jackson & Curtis as a Corporate Intern in 1983. In 1985, he became a US Treasury and Agency Debt trader. In 1993, Tom was appointed manager of TFI Risk, Organization, Sales and marketing. In 1994, he became Director of Taxable Fixed Income. He is a US citizen.

James Price
James D. Price joined UBS in 2002 as Wealth Management USA’s Director of Investment and Marketing Solutions. He is also a member of Wealth Management USA’s Executive Committee and UBS AG’s Group Managing Board. Prior to joining UBS, he was President of Prudential Securities and a member of the Prudential Securities Group board of directors. Before becoming President in October 2000, Price served as President of Prudential Securities’ Private Client Group. Price is a US citizen.

Marcel Rohner
 Marcel Rohner is Chairman and CEO of UBS Wealth Management & Business Banking. Until June 2002, he served as COO and Deputy CEO of the Private

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Banking division of former UBS Switzerland. In 1999, he was named Group Chief Risk Officer. In 1998, he became Head of Market Risk Control. Between 1993 and 1998, Mr. Rohner was with SBC/Warburg Dillon Read. In 1995, he was appointed Head of Market Risk Control Europe at Warburg Dillon Read. Marcel Rohner was born in 1964. He is a Swiss citizen.

Mark B. Sutton
 Mark B. Sutton is Chairman and Chief Executive Officer of UBS Wealth Management USA. In 2002 he was named President and Chief Operating Officer of UBS Wealth Management USA, in 2001 Head of U.S. Private Client Group. He was with PaineWebber, Inc. between 1995 and 2000. In 1998, he was named President in the Private Client Group. In 1995, he became Executive Vice President, after the acquisition of Kidder, Peabody & Co, where, between 1992 and 1994, he served as CEO of the Investment Services Division and CEO of the Brokerage Unit respectively. Previously he was active at Mitchell Hutchins Asset Management, a subsidiary of PaineWebber. Between 1984 and 1987, he served as Division Manager at PaineWebber, Austin (Texas). Mr. Sutton first joined a predecessor company of PaineWebber in 1980. He was born in 1954 and is a US citizen.

John Wall
John Wall was appointed Global Head of Equity Trading in 2002. He joined the bank in 1991 and was appointed Risk Manager for European Equities in 1992. In 1995, he became Head of Equity Trading (Asia & Japan). He was born in 1961 is a UK citizen.

Raoul Weil
Raoul Weil is General Manager and Head Wealth Management International. He is member of the Business Committee Wealth Managment and a member of the Group Managing Board. Raoul Weil has joined Swiss Bank Corporation in Information Technology in 1984. He has held senior management positions in Private Banking in New York, Hong Kong, Singapore and is now based in Zürich. He was born in 1964 and is Swiss citizen.

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Bernhard Schmid
	Name:	Bernhard Schmid
	Title:	Corporate Center General Counsel

By:	/s/ Esther Kuoni
	Name:	Esther Kuoni
	Title:	Legal Counsel

Date: June 30, 2005